Exhibit 4.15

Value-Added Service Agreement

Party A: Guangzhou Zhuohang Information Technology Co., Ltd.

Address: Room 2062, No.422 East Xingye Avenue, Nancun Town, Panyu District, Guangzhou City

Party B: Guangzhou Yishengxin Network Technology Co., Ltd.

Address: Units 309 and 310,3rd Floor,A1 Building, Yuexiu Nansha Intelligent Manufacturing Production Base Project (Yuexiu IPARK Guangdong-Hong Kong Smart Valley), No.1 Qinghui Middle Road, Dongchong Town, Nansha District, Guangzhou City

In accordance with the relevant laws and regulations of the People’s Republic of China, and based on the principles of mutual trust, sincere cooperation, fairness, and reasonableness, both parties have entered into this agreement through friendly consultat- ion regarding Party B’s provision of value-added services to Party A or Party A’s clients.

Article 1: Service Area

The area where Party B provides value-added services to Party A or Party A’s clients is within the territory of China.

Article 2: Service Items and Service Prices

1. The content of value-added services and service prices shall be agreed upon by both parties.

2. During the term of the agreement, any adjustments to the service items or pricing shall be made upon mutual consent between both parties.

Article 3 Settlement Matters

1. Settlement Method: The payment from Party A to Party B shall be calculated based on the actual value-added services provided by Party B at the agreed price (i.e., Settlement Amount = Agreed Service Price × Quantity Provided during the Previous Settlement Period).

2. If there are discrepancies between the business report data provided by Party B and the statistical data provided by Party A, both parties shall jointly confirm the issues and resolve them through further consultation.

Article 4 Rights and Obligations of Both Parties

I. Rights and Obligations of Party A

1. Party A holds the following rights regarding Party B’s value-added services: pricing authority, right to information, and right to make recommendations; as well as supervision rights and right to criticize service quality. Upon receiving customer complaints, Party A has the right to require Party B to make improvements.

2. Party A is obligated to settle the service fees with Party B by the agreed date and in accordance with the specified settlement method.

3. During the cooperation period, Party A shall monitor and address all issues arising from Party B’s services and coordinate with the client. If any problems occur during service delivery, Party B shall compensate the client, and Party A may deduct the corresponding amount from the settlement payment.

II. Rights and Obligations of Party B

1. Party B shall provide valid and legally binding business qualification documents (copy bearing the official seal) for Party A’s retention. Party B must ensure compliance with all required service qualifications. Any loss or legal liability arising from intentional concealment, falsification of business qualification documents, or operating beyond authorized scope shall be solely borne by Party B.

2. Party B shall issue official value-added tax invoices that comply with national regulations to Party A.

3. During the cooperation period, Party B shall not disclose to any third party, including but not limited to, the terms of collaboration, pricing arrangements, or customer information between Party A and Party B; shall not conduct private settlements with Party A’s customers; and is obligated to safeguard Party A’s brand reputation and economic interests as well as maintain Party A’s commercial secrets.

4. Except in cases arising from force majeure, Party B shall guarantee to provide the services as stipulated in this Agreement and shall not refuse to do so.

Refusal for any reason.

5. If any loss is incurred by the customer due to Party B’s fault, all associated costs and legal liabilities shall be borne solely by Party B; should this cause losses to Party A, Party A has the right to seek reimbursement from Party B.

6. Party A has no affiliation or investment relationship with Party B or its affiliated enterprises; each party operates independently and assumes full responsibility for its own profits and losses. All operational costs, losses, employee disputes, and other issues arising from Party B’s or its affiliated enterprises’ provision of the services under this Agreement shall not be the responsibility of Party A. Should any significant change occur in either party, that party shall promptly notify the other party’s designated contact in writing (or by email), and both parties shall subsequently inform customers through their respective standard communication channels.

7. If Party B is unable to provide services normally due to cancellation or other reasons, it shall notify Party A’s contact person in writing (or by email) at least 30 working days in advance of the specific suspension period, and both parties shall inform customers through their respective standard channels.

Article 5: Confidentiality Clause and Anti-Business Bribery Clause

1. Both parties hereby jointly undertake to exercise every reasonable effort to maintain confidentiality of all information pertaining to each other’s business or affairs, and shall not reproduce, photocopy, use, disclose, or share such information with any third party except when such information is publicly available, lawfully obtained from a qualified source, required by law, or necessary for enforcement purposes. This provision remains in effect upon the expiration or termination of this Agreement.

2. Both Party A and Party B are fully aware of and committed to strictly complying with the legal provisions of the People’s Republic of China regarding anti-commercial bribery. Both parties recognize that any form of bribery or corrupt conduct constitutes a violation of the law and will be subject to severe legal penalties.

3. Neither Party A nor Party B shall solicit, accept, provide, or offer any benefits beyond those stipulated in this Agreement to the other party, its representatives, or other relevant parties, including but not limited to explicit or implicit deductions, cash payments, shopping cards, physical goods, securities, travel benefits, or other non-monetary benefits; however, if such benefits constitute industry practices or common practices, they must be explicitly stated in the Agreement.

4. The term “other relevant persons” as used in this article refers to individuals other than the authorized representatives of Party A and Party B who have direct or indirect interests in the agreement, including but not limited to relatives and friends of the agreement’s authorized representatives.

Article 6 Force Majeure

1. If either party experiences force majeure events—such as war, fire, typhoon, flood, earthquake, or other similar circumstances—that both parties deem sufficient to compel the suspension or delay of this Agreement’s execution, the term of this Agreement shall be extended accordingly, or both parties may mutually terminate this Agreement.

2. The affected party shall promptly notify the other party of the occurrence of force majeure by telephone or email, and inform the client through their respective standard communication channels.

Article 7 Liability for Breach of Contract

Both Party A and Party B shall strictly comply with all provisions of this Agreement. In the event of a breach by either party, such party shall bear liability for the breach and compensate the other party for all resulting economic losses (including but not limited to losses incurred by the aggrieved party and reasonable expenses such as attorney fees, litigation costs, arbitration fees, preservation fees, guarantee fees, security fees, enforcement fees, notarization fees, appraisal fees, audit fees, valuation fees, travel expenses, photocopying fees, and other similar expenses).

Article 8 Dispute Resolution

Both parties shall comply with the relevant laws, regulations, and rules of the People’s Republic of China in executing this Agreement. Any disputes arising from its performance shall be resolved through negotiation. If any dispute arising from or related to this Agreement cannot be resolved through negotiation or mediation, it shall be submitted to the People’s Court at Party A’s place of residence for resolution by litigation.

Article 9: Effectiveness of the Agreement and Other Matters

1. This agreement shall take effect upon being sealed by both parties and remain valid from October 1, 2025 to September 30,2027.

2. The annex to this Agreement constitutes an integral part thereof and has equal legal force.

3. Any amendments, additions, or modifications to the terms of this Agreement shall be mutually agreed upon by both Parties in writing. Such amendments, additions, and modifications shall form an integral part of the Agreement and possess the same legal force as the Agreement itself.

4. This agreement is executed in two identical copies:one copy for Party A and copies for Party B, each having equal legal force. (No further text follows.)

Party A:
second party :
Date: September 30,2025
Date: September 30,2025

appendix ：

Service Content and Quotation

Type of service	Type	Unit Price (RMB per session)
Customer Support and Maintenance Services	Value added service	100
Waxing	Value added service	100
Trailer (not involved in an accident)	Value added service	400
Emergency Rescue (Non-Accident Situation)	Value added service	800

Party A: Guangzhou Zhuohang Information Technology Co., Ltd.

Party B: Guangzhou Yishengxin Network Technology Co., Ltd.